上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC



06016775


SEC MAIL PROCESSING
RECEIVED
SEP 12 2006
WASH, D.C.
213
SECTION

Our Ref: SIHL/ADR/06

11th September 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a circular dated 11th September 2006 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

9/13

M:\Kylie\Letter\Letter Format(365)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTIONS

DISPOSAL OF 22.21% INTEREST IN CENTURY LIANHUA
AND
DISPOSAL OF 18.18% INTEREST IN LIANHUA E-COMMERCE

A letter from the board of directors of Shanghai Industrial Holdings Limited on the disposal of 22.21% interest in Century Lianhua and the disposal of 18.18% interest in Lianhua e-Commerce is set out on pages 4 to 11 of this circular.

11th September 2006

CONTENTS

Page

Definitions ... 1

Letter from the Board

1. Introduction ... 4
2. The Century Lianhua Transfer Agreement ... 5
3. The Lianhua e-Commerce Transfer Agreement ... 6
4. Use of proceeds ... 7
5. Corporate structure before and after Completion ... 8
6. Information on Century Lianhua ... 8
7. Information on Lianhua e-Commerce ... 9
8. Reasons for and benefits of the Equity Transfers ... 10
9. Financial effects on the Group ... 11
10. General ... 11
11. Additional information ... 11

Appendix – General Information ... 12

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

Term	**Meaning**
"Board"	the board of directors of the Company
"Century Lianhua"	上海世紀聯華超市發展有限公司 (Shanghai Century Lianhua Supermarket Development Co. Ltd.), a limited liability company established under the laws of the PRC, owned by SIUC as to 22.21%, Lianhua Supermarket as to 55.70% and Hangzhou Lianhua as to 22.09%
"Century Lianhua Equity Transfer"	the transfer of 22.21% equity interest in Century Lianhua from SIUC to Lianhua Supermarket pursuant to the terms of the Century Lianhua Transfer Agreement
"Century Lianhua Transfer Agreement"	the conditional agreement dated 21st August 2006 entered into between SIUC and Lianhua Supermarket for the transfer by SIUC of a 22.21% equity interest in Century Lianhua to Lianhua Supermarket
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Century Lianhua Equity Transfer and/or the Lianhua e-Commerce Equity Transfer pursuant to the terms of the Century Lianhua Transfer Agreement and/or the Lianhua e-Commerce Transfer Agreement (as the case may be)
"Completion Date"	the third business day (or such other date as the parties may agree in writing) after the fulfillment or waiver of all the conditions contained in the Century Lianhua Transfer Agreement and/or the Lianhua e-Commerce Transfer Agreement (as the case may be)
"Directors"	directors of the Company
"Equity Transfers"	the Century Lianhua Equity Transfer and the Lianhua e-Commerce Equity Transfer
"Group"	the Company and its subsidiaries
"Hangzhou Lianhua"	杭州聯華華商集團有限公司 (Hangzhou Lianhua Huashang Group Co. Ltd.) (a subsidiary of Lianhua Supermarket), a limited liability company established under the laws of the PRC



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

11th September 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

DISPOSAL OF 22.21% INTEREST IN CENTURY LIANHUA AND DISPOSAL OF 18.18% INTEREST IN LIANHUA E-COMMERCE

1. INTRODUCTION

The Board announced on 21st August 2006 that (i) SIUC, a subsidiary of the Company, entered into the conditional Century Lianhua Transfer Agreement with Lianhua Supermarket pursuant to which SIUC agreed to transfer the 22.21% equity interest in Century Lianhua, representing the entire interest held by SIUC in Century Lianhua, to Lianhua Supermarket upon the terms and subject to the conditions set out in the Century Lianhua Transfer Agreement; and (ii) SI United, a subsidiary of the Company, entered into the conditional Lianhua e-Commerce Transfer Agreement with Lianhua Supermarket pursuant to which SI United agreed to transfer the 18.18% equity interest in Lianhua e-Commerce, representing the entire interest held by SI United in Lianhua e-Commerce, to Lianhua Supermarket upon the terms and subject to the conditions set out in the Lianhua e-Commerce Transfer Agreement. The Equity Transfers constitute discloseable transactions for the Company under Rule 14.06 of the Listing Rules. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on the Equity Transfers and to give other information in relation to the Company.

2. THE CENTURY LIANHUA TRANSFER AGREEMENT

Date

21st August 2006

Parties

(1) SIUC; and

(2) Lianhua Supermarket.

Asset to be disposed of

SIUC agreed to transfer to Lianhua Supermarket 22.21% equity interest in Century Lianhua, representing the entire interest held by SIUC in Century Lianhua.

Consideration

The consideration for the Century Lianhua Equity Transfer payable by Lianhua Supermarket to SIUC, being RMB26,900,000 (equivalent to approximately HK$25,865,000), is based on the net asset value of Century Lianhua as at 30th June 2006. The consideration represented a premium of approximately 0.07% of the 22.21% equity interest in Century Lianhua attributable to its audited net asset value as at 30th June 2006. The consideration shall be paid by Lianhua Supermarket to SIUC in cash in full on the Completion Date.

Conditions precedent

The Century Lianhua Equity Transfer shall be conditional upon:

(i) the passing by the shareholders of Lianhua Supermarket of a resolution approving the Century Lianhua Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Century Lianhua Equity Transfer being approved by the board of directors and the shareholders of Century Lianhua;

(iii) execution of all documents (including but not limited to the joint venture contract, the amended articles of association of Century Lianhua and all requisite agreements and documents for processing the registration of change of equity interest) which are necessary for the Century Lianhua Equity Transfer, and the necessary approvals being obtained from the relevant government authorities in the PRC in respect of the Century Lianhua Equity Transfer; and

(iv) all representation and warranties given by SIUC and Lianhua Supermarket under the Century Lianhua Transfer Agreement are, and will at Completion remain to be, true, accurate and valid.

If Completion does not take place on or before 20th August 2007 or such other date as mutually agreed by SIUC and Lianhua Supermarket, the Century Lianhua Transfer Agreement shall be automatically terminated.

Completion

Completion of the Century Lianhua Transfer Agreement shall take place on the Completion Date.

SIUC and Lianhua Supermarket further agree that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 22.21% equity interest in Century Lianhua from the date of signing of the Century Lianhua Transfer Agreement up to completion or the termination of the Century Lianhua Transfer Agreement.

The profits or losses of Century Lianhua from 1st July 2006 up to the Completion Date attributable to the equity interest in Century Lianhua being transferred shall belong to Lianhua Supermarket.

3. THE LIANHUA E-COMMERCE TRANSFER AGREEMENT

Date

21st August 2006

Parties

(1) SI United; and

(2) Lianhua Supermarket.

Asset to be disposed of

SI United agreed to transfer to Lianhua Supermarket 18.18% equity interest in Lianhua e-Commerce, representing the entire interest held by SI United in Lianhua e-Commerce.

Consideration

The consideration for the Lianhua e-Commerce Equity Transfer payable by Lianhua Supermarket to SI United, being RMB17,900,000 (equivalent to approximately HK$17,212,000), was determined by reference to the net asset value of Lianhua e-Commerce as at 30th June 2006. The consideration represented a premium of approximately 38.6% of the 18.18% equity interest in Lianhua e-Commerce attributable to its audited net asset value as at 30th June 2006. The consideration shall be paid by Lianhua Supermarket to SI United in cash in full on the Completion Date.

Conditions precedent

The Lianhua e-Commerce Equity Transfer shall be conditional upon:

(i) the passing by the shareholders of Lianhua Supermarket of a resolution approving the Lianhua e-Commerce Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Lianhua e-Commerce Equity Transfer being approved by the board of directors and the shareholders of Lianhua e-Commerce;

(iii) execution of all documents (including but not limited to the joint venture contract, the amended articles of association of Lianhua e-Commerce and all requisite agreements and documents for processing the registration of change of equity interest) which are necessary for the Lianhua e-Commerce Equity Transfer, and the necessary approvals being obtained from the relevant government authorities in the PRC in respect of the Lianhua e-Commerce Equity Transfer; and

(iv) all representation and warranties given by SI United and Lianhua Supermarket under the Lianhua e-Commerce Transfer Agreement are, and will at Completion remain to be, true, accurate and valid.

If Completion does not take place on or before 20th August 2007 or such other date as mutually agreed by SI United and Lianhua Supermarket, the Lianhua e-Commerce Transfer Agreement shall be automatically terminated.

Completion

Completion of the Lianhua e-Commerce Transfer Agreement shall take place on the Completion Date.

SI United and Lianhua Supermarket further agree that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 18.18% equity interest in Lianhua e-Commerce from the date of signing of the Lianhua e-Commerce Transfer Agreement up to completion or the termination of the Lianhua e-Commerce Transfer Agreement.

The profits or losses of Lianhua e-Commerce from 1st July 2006 up to the Completion Date attributable to the equity interest in Lianhua e-Commerce being transferred shall belong to Lianhua Supermarket.

4. USE OF PROCEEDS

The total amount of the consideration for the Century Lianhua Equity Transfer of RMB26,900,000 (equivalent to approximately HK$25,865,000) and Lianhua e-Commerce Equity Transfer of RMB17,900,000 (equivalent to approximately HK$17,212,000) are intended to be used as general working capital for the Group.

5. CORPORATE STRUCTURE BEFORE AND AFTER COMPLETION


Corporate structure immediately before Completion
Corporate structure immediately after Completion
The Company
43.62%
SI United
(Note)
100%
SIUC
21.17%
Lianhua Supermarket
18.18%
22.21%
39.09%
55.70%
Lianhua e-Commerce
Century Lianhua
The Company
43.62%
SI United
(Note)
100%
SIUC
21.17%
Lianhua Supermarket
57.27%
77.91%
Lianhua e-Commerce
Century Lianhua

Note: SI United is consolidated and accounted for as a subsidiary in the consolidated financial statements of the Group.

6. INFORMATION ON CENTURY LIANHUA

Century Lianhua is principally engaged in the operation of supermarkets in the PRC under the trade name of "世紀聯華". Century Lianhua has a registered capital of RMB100,000,000. The total equity interests in Century Lianhua are held by the following shareholders as at the date of this circular in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage of shareholding
SIUC	22,211,784.71	22.21%
Lianhua Supermarket	55,700,000.00	55.70%
Hangzhou Lianhua	22,088,215.29	22.09%

Financial information

The audited profit before taxation and the audited profit after taxation of Century Lianhua for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2005	**2004**
	RMB'000	*RMB'000*
Profit before taxation	4,535	6,855
Profit after taxation	4,505	6,747

The audited net asset value and the audited total asset value of Century Lianhua as at 31st December 2005 amounted to approximately RMB116,975,000 (equivalent to approximately HK$112,476,000) and approximately RMB989,341,000 (equivalent to approximately HK$951,289,000) respectively. The audited net asset value of Century Lianhua as at 30th June 2006 amounted to approximately RMB121,031,000 (equivalent to approximately HK$116,376,000)

The audited turnover of Century Lianhua for the year ended 31st December 2005 amounted to approximately RMB1,369,697,000 (equivalent to approximately HK$1,317,016,000).

As the Group only holds 22.21% interest in Century Lianhua, the financial results of Century Lianhua have not been consolidated in the financial statements of the Group.

7. INFORMATION ON LIANHUA E-COMMERCE

Lianhua e-Commerce is principally engaged in on-line retail business. Lianhua e-Commerce has a registered capital of RMB55,000,000. The total equity interests in Lianhua e-Commerce are held by the following shareholders as at the date of this circular in the following manner:–

Name of shareholder	**Amount of registered capital** *RMB*	**Percentage of shareholding**
Lianhua Supermarket	21,499,500	39.09%
SI United	9,999,000	18.18%
Independent Third Parties	23,501,500	42.73%

Financial information

The audited profit before taxation and the audited profit after taxation of Lianhua e-Commerce for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2005	**2004**
	RMB'000	*RMB'000*
Profit before taxation	10,008	6,428
Profit after taxation	8,213	5,874

The audited net asset value and the audited total asset value of Lianhua e-Commerce as at 31st December 2005 amounted to approximately RMB64,335,000 (equivalent to approximately HK$61,861,000) and approximately RMB1,072,617,000 (equivalent to approximately HK$1,031,363,000) respectively. The audited net asset value of Lianhua e-Commerce as at 30th June 2006 amounted to approximately RMB71,050,000 (equivalent to approximately HK$68,317,000)

The audited turnover of Lianhua e-Commerce for the year ended 31st December 2005 amounted to approximately RMB920,895,000 (equivalent to approximately HK$885,476,000).

As the Group only holds 18.18% interest in Lianhua e-Commerce, the financial results of Lianhua e-Commerce have not been consolidated in the financial statements of the Group.

8. REASONS FOR AND BENEFITS OF THE EQUITY TRANSFERS

Upon completion of the Equity Transfers, the 22.21% equity interest in Century Lianhua and the 18.18% interest in Lianhua e-Commerce will be held by Lianhua Supermarket. The Board believes that the Equity Transfers allow the Group to streamline the corporate structure in operating the retail business in hypermarkets and supermarkets and on-line retail business and enable the Company to better structure the overall business model and strategies of the Group.

Upon completion of the Equity Transfers, the Group, by virtue of SIUC (a subsidiary of SI United) being interested in a 21.17% shareholding in Lianhua Supermarket, will continue to share the investment returns in Century Lianhua and Lianhua e-Commerce respectively. The Directors consider that there will be no material financial impact on the Group as a result of the Equity Transfers.

Although the Century Lianhua Transfer Agreement and Lianhua e-Commerce Transfer Agreement are not inter-conditional, during negotiations with Lianhua Supermarket regarding the considerations under the Equity Transfer, the Group had taken into account the aggregate net asset value of Century Lianhua and Lianhua e-Commerce. The aggregate consideration under the Transfer Agreements represented a premium of approximately 12.57% of the

aggregate of the 22.21% equity interest in Lianhua Century and the 18.18% equity interest in Lianhua e-Commerce attributable to their respective audited net asset value as at 30th June 2006, which the Group considered fair and reasonable.

The Directors consider that the terms of the Transfer Agreements are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

9. FINANCIAL EFFECTS ON THE GROUP

Although the effective interest in Century Lianhua and Lianhua e-Commerce will decrease as a result of the transfer of the 22.21% and 18.18% equity interests in Century Lianhua and Lianhua e-Commerce respectively held by the Company's subsidiaries to its 21.17% owned associated company, Lianhua Supermarket, pursuant to the Transfer Agreements, the net profits attributable to and the net asset value of the equity interests in Century Lianhua and Lianhua e-Commerce, which represent approximately 0.13% of the audited consolidated net profit of the Group for the year ended 31st December 2005 and the audited consolidated net asset value of the Group as at 31st December 2005 respectively, are relatively small and therefore, the Directors consider that there will be no material financial impact on the earnings, assets and liabilities of the Group as a result of the Equity Transfers.

Based on the audited accounts of Century Lianhua and Lianhua e-Commerce as at 30th June 2006, it is expected that an after-tax gain of approximately HK$50,000 will accrue to the Group under the Century Lianhua Equity Transfer and an after-tax gain of approximately HK$1,000,000 will accrue to the Group under the Lianhua e-Commerce Equity Transfer.

10. GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Lianhua Supermarket, together with its subsidiaries, is a retail chain operator in the PRC and operates hypermarkets, supermarkets and convenience stores. Other than SIUC (and the holders of H Shares of Lianhua Supermarket who cannot be ascertained by the Company), the other shareholders of Lianhua Supermarket are Independent Third Parties.

The Equity Transfers constitute discloseable transactions for the Company under Rule 14.06 of the Listing Rules as the applicable percentage ratios for the Equity Transfers calculated in accordance with Chapter 14 of the Listing Rules in aggregate exceed 5% but is less than 25%.

11. ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued shares of the Company held	Percentage of issued share capital of the Company
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options

Name of Director	Capacity	Date of grant	Exercise price	Number of share options of the Company held	Percentage of issued share capital of the Company
Cai Lai Xing	Beneficial Owner	September 2005	HK$14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	May 2006	HK$17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	September 2005	HK$14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	May 2006	HK$17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%

Share options granted in September 2005 are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in May 2006 are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of associated corporation of the Company

Name of Director	Capacity	Nature of interests	Number of issued publicly tradable shares of SI United held	Percentage of issued share capital of SI United
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	Nature of interests	Number of ordinary shares of the Company beneficially held	Percentage of issued share capital of the Company
(a) Long Positions				
SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.60%
Templeton Asset Management Limited	Investment manager	Corporate	58,123,253	6.00%
(b) Short Positions				
SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.05%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:–

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd. (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co. (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd. (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd. (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd. (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd. (海南大龍國際投資有限公司)	equity interest	14.67%
	Shenzhen Yigong Industrial Co. Ltd. (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd. (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd. (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd. (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	38.6785%
Techpool International Pharma Co. Ltd. (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	27.62%
Changzhou Techpool Pharma Co. Ltd. (常州天普製藥有限公司)	Yaoheng Investment Co. Ltd. (耀恒投資股份有限公司)	equity interest	25.82%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd. (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Investment Co. Ltd. (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. (遼寧好護士藥業(集團)有限公司)	Medieval International Limited	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	15%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Shanghai Qiyi Dental Equipment Co. Ltd. (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd. (上海三維生物技術有限公司)	Shanghai Alliance Investment Ltd. (上海聯和投資有限公司)	equity interest	18.6%
Shanghai Tongjian Pharmacy Co. Ltd. (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co. (上海華健醫藥科技公司)	equity interest	40%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	The Mansfield Corp. USA	equity interest	30%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co. (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd. (上海雲湖悅民大藥房有限公司)	Shanghai Yuanfeng Pharmacy (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd. (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd. (上海實業聯合集團製藥有限公司)	Zhou Yi Ping	equity interest	22%
	Hu Zheng	equity interest	17%
	Feng Wei	equity interest	10%
SI United Pharmacy Co. Ltd. (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd. (上海真如商城股份有限公司)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd. (廈門中藥廠有限公司)	Xiamen Dinglu Ind. Corp. (廈門鼎爐實業總公司)	equity interest	30%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chengdu Hing Kau Hing Real Estate Co. Ltd. (成都興九興置業有限責任公司)	Sichuan Quanxing Co. Ltd. (四川全興股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd. (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd. (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd. (四川全興股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd. (成都江氏投資有限公司)	equity interest	19%
	Xichuen Huize Investment Co. Ltd. (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd. (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd. (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	Xuchang Cigarette Factory (許昌捲煙總廠)	equity interest	49%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE IN CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
成都興九興置業有限責任公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所悉，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悅民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許正	股本權益	17%
	馮衛	股本權益	10%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%

(d) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司（本公司除外）的股東大會上投票權的已發行股本10%或以上權利的人士（本集團成員公司除外）及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國（杭州）青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	14.67%
	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥（集團）有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	38.6785%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%
常州天普製藥有限公司	耀恒投資股份有限公司	股本權益	25.82%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂投資有限公司	股本權益	44.9566%
遼寧好護士藥業（集團）有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士（本公司董事或最高行政人員除外）如下：

名稱	身份	權益性質	實益持有本公司已發行普通股數目	佔本公司已發行股本的百分比
(a) 好倉				
上實集團	受控制公司所持有的權益	公司	548,076,000 *(附註(i))*	56.60%
鄧普頓資產管理有限公司	投資經理	公司	58,123,253	6.00%
(b) 淡倉				
上實集團	受控制公司所持有的權益	公司	87,653,993 *(附註(ii))*	9.05%

附註：

(i) 上海投資、SIIC Capital及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及STC的100%權益。而STC擁有上海投資的100%權益。上海投資擁有SIIC Capital的100%權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據STC所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

(c) 於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
瞿　定先生	執行董事及常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁及計劃財務部總經理
唐　鈞先生	審計部總經理及計劃財務部副總經理

(b) 購股期權

董事姓名	身份	授出日期	行使價	持有本公司已發行期權數目	佔本公司已發行股本的百分比
蔡來興	實益擁有人	二零零五年九月	14.89港元	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月	17.10港元	1,300,000	0.13%
瞿　定	實益擁有人	二零零五年九月	14.89港元	560,000	0.06%
呂明方	實益擁有人	二零零五年九月	14.89港元	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月	17.10港元	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%

於二零零五年九月授出之購股期權可於二零零六年三月二日至二零零九年三月一日的三年期間內，分三期予以行使。

於二零零六年五月授出之購股權可由二零零六年十一月二日至二零零九年十一月一日的三年期間內，分三期予以行使。

(ii) 於本公司相聯法團股份之權益

董事姓名	身份	權益性質	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本的百分比
呂明方	實益擁有人	個人	23,400	0.01%
丁忠德	實益擁有人	個人	23,400	0.01%

上述權益皆為好倉。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 普通股

董事姓名	身份	權益性質	持有本公司已發行股份數目	佔本公司已發行股本的百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

務18.18%股本權益應佔兩公司各自於二零零六年六月三十日的經審核資產淨值的合計總額溢價約12.57%，本集團認為該溢價公平合理。

董事認為，轉讓協議的條款按正常商業條款進行，對本公司及股東而言屬公平合理，且符合股東的整體利益。

9. 對本集團的財務影響

儘管於本公司附屬公司根據轉讓協議把所持有分別22.21%及18.18%的世紀聯華及聯華電子商務的股本權益轉讓予本公司擁有21.17%的聯營公司聯華超市後，本公司於世紀聯華及聯華電子商務的實際權益會減少，惟該等權益所佔淨利潤及資產淨值(分別相當於本集團截至二零零五年十二月三十一日止年度經審核綜合淨利潤及本集團於二零零五年十二月三十一日經審核綜合資產淨值約0.13%)之數額相對較少，因此，董事認為，權益轉讓不會對本集團的盈利、資產及負債造成任何重大的財務影響。

根據世紀聯華及聯華電子商務於二零零六年六月三十日的經審核帳目，預期本集團將因世紀聯華權益轉讓而錄得除稅後收益約50,000港元，並因聯華電子商務權益轉讓而錄得除稅後收益約1,000,000港元。

10. 一般事項

本公司及其附屬公司主要從事基建設施、醫藥、消費品及信息技術業務。

聯華超市連同其附屬公司為中國零售連鎖經營商，經營大型綜合超市、超級市場及便利店。除上實聯合商務(以及本公司未能確認身份的聯華超市H股股東)外，聯華超市其他股東均為獨立第三方。

由於權益轉讓按照上市規則第14章計算之適用百分比率合共超過5%但少於25%，根據上市規則第14.06條，權益轉讓構成本公司之須予披露交易。

11. 其他資料

謹請 閣下細閱本通函之附錄所載之其他資料。

此致

列位股東 台照

代表董事會
董事長
蔡來興
謹啟

二零零六年九月十一日

財務資料

以下為聯華電子商務截至二零零五年十二月三十一日止兩個年度的經審核除稅前溢利以及經審核除稅後溢利，乃根據中國公認會計準則編製：

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
除稅前溢利	10,008	6,428
除稅後溢利	8,213	5,874

於二零零五年十二月三十一日，聯華電子商務的經審核資產淨值及經審核資產總值分別為約人民幣64,335,000元（相當於約61,861,000港元）及約人民幣1,072,617,000元（相當於約1,031,363,000港元）。於二零零六年六月三十日，聯華電子商務的經審核資產淨值約人民幣71,050,000元（相當於約68,317,000港元）。

截至二零零五年十二月三十一日止年度，聯華電子商務的經審核營業額約達人民幣920,895,000元（相當於約885,476,000港元）。

由於本集團只持有聯華電子商務之18.18%權益，聯華電子商務之財務業績並無與本集團之財務報表綜合計算。

8. 權益轉讓的理由與效益

權益轉讓完成後，該等世紀聯華22.21%股本權益及聯華電子商務18.18%股本權益將由聯華超市持有。董事會相信，權益轉讓讓本集團簡化經營大型綜合超市及超級市場以及網上零售業務的企業架構，並讓本公司優化本集團的整體業務模式及策略。

在權益轉讓完成的情況下，由於上實聯合商務（上實聯合的附屬公司）持有聯華超市21.17%權益，因而使本集團能繼續分享世紀聯華及聯華電子商務的投資回報。董事認為，權益轉讓對本集團將無重大財務影響。

儘管世紀聯華轉讓協議及聯華電子商務轉讓協議並非互為條件，本集團與聯華超市商議權益轉讓之代價時，是考慮到世紀聯華及聯華電子商務兩者資產淨值的合計總額。轉讓協議的總代價較世紀聯華22.21%股本權益及聯華電子商

財務資料

以下為世紀聯華截至二零零五年十二月三十一日止兩個年度的經審核除稅前溢利以及經審核除稅後溢利，乃根據中國公認會計準則編製：

	截至十二月三十一日止年度	
	二零零五年	**二零零四年**
	人民幣千元	*人民幣千元*
除稅前溢利	4,535	6,855
除稅後溢利	4,505	6,747

於二零零五年十二月三十一日，世紀聯華的經審核資產淨值及經審核資產總值分別為約人民幣116,975,000元（相當於約112,476,000港元）及約人民幣989,341,000元（相當於約951,289,000港元）。於二零零六年六月三十日，世紀聯華的經審核資產淨值約人民幣121,031,000元（相當於約116,376,000港元）。

截至二零零五年十二月三十一日止年度，世紀聯華的經審核營業額約達人民幣1,369,697,000元（相當於約1,317,016,000港元）。

由於本集團只持有世紀聯華之22.21%權益，世紀聯華之財務業績並無與本集團之財務報表綜合計算。

7. 有關聯華電子商務的資料

聯華電子商務主要經營網上零售業務。聯華電子商務註冊資本總額為人民幣55,000,000元。於本通函日期，聯華電子商務的股本權益總額由下列股東持有：

股東名稱	**註冊資本金額** *人民幣元*	**持股百分比**
聯華超市	21,499,500	39.09%
上實聯合	9,999,000	18.18%
獨立第三方	23,501,500	42.73%

5. 完成前後的企業架構

緊接完成前的企業架構


本公司
43.62%
上實聯合(註)
100%
上實聯合商務
18.18%
21.17%
22.21%
聯華超市
39.09%
55.70%
聯華電子商務
世紀聯華

緊接完成後的企業架構


本公司
43.62%
上實聯合(註)
100%
上實聯合商務
21.17%
聯華超市
57.27%
77.91%
聯華電子商務
世紀聯華

註：上實聯合作為本公司附屬公司，並於本集團之綜合財務報表入帳。

6. 有關世紀聯華的資料

世紀聯華主要在中國以「世紀聯華」的商號經營超級市場。世紀聯華註冊資本總額為人民幣100,000,000元。於本通函日期，世紀聯華的股本權益總額由下列股東持有：

股東名稱	註冊資本金額 *人民幣元*	持股百分比
上實聯合商務	22,211,784.71	22.21%
聯華超市	55,700,000.00	55.70%
杭州聯華	22,088,215.29	22.09%

先決條件

聯華電子商務權益轉讓應於達成下列各項始可作實：

(i) 聯華超市股東於股東大會上通過聯華電子商務轉讓協議以及該協議項下擬進行之交易的決議案；

(ii) 聯華電子商務董事會及股東通過聯華電子商務轉讓協議；

(iii) 完成聯華電子商務權益轉讓所需之所有文件(包括但不限於合資合同、聯華電子商務公司章程的修訂及辦理更改股本權益登記之所有所需文件)得以簽立，同時就聯華電子商務權益轉讓取得中國有關政府部門所需之批准；及

(iv) 上實聯合及聯華超市在聯華電子商務轉讓協議項下作出之一切聲明及保證於聯華電子商務轉讓協議日期及將於完成日期繼續為真實、準確和有效。

如聯華電子商務轉讓協議未能於二零零七年八月二十日或上實聯合及聯華超市相互協定的其他日期之前完成，聯華電子商務轉讓協議應予自動終止。

完成

聯華電子商務轉讓協議應於完成日完成。

上實聯合和聯華超市進一步同意，由聯華電子商務轉讓協議簽署日期直至聯華電子商務轉讓協議完成或終止時，聯華超市有權行使聯華電子商務18.18%股本權益所附和應佔的投票權。

擬轉讓的聯華電子商務股本權益所分佔聯華電子商務自二零零六年七月一日至完成日的盈利或虧損將由聯華超市享有和承擔。

4. 所得款項用途

世紀聯華權益轉讓之代價總額人民幣26,900,000元(相當於約25,865,000港元)及聯華電子商務權益轉讓之代價總額人民幣17,900,000元(相當於約17,212,000港元)將擬用作本集團一般營運資金。

如世紀聯華轉讓協議未能於二零零七年八月二十日或上實聯合商務及聯華超市相互協定的其他日期之前完成，世紀聯華轉讓協議應予自動終止。

完成

世紀聯華轉讓協議應於完成日完成。

上實聯合商務和聯華超市進一步同意，由世紀聯華轉讓協議簽署日期直至世紀聯華轉讓協議完成或終止時，聯華超市有權行使世紀聯華22.21%股本權益所附和應佔的投票權。

擬轉讓的世紀聯華股本權益所分佔世紀聯華自二零零六年七月一日至完成日的盈利或虧損將由聯華超市享有和承擔。

3. 聯華電子商務轉讓協議

日期

二零零六年八月二十一日

訂約方

(1) 上實聯合；及

(2) 聯華超市。

將予出售之資產

上實聯合同意向聯華超市轉讓聯華電子商務18.18%股本權益，即上實聯合持有之聯華電子商務全部權益。

代價

聯華超市就聯華電子商務權益轉讓應付予上實聯合之代價人民幣17,900,000元（相當於約17,212,000港元）乃經參考聯華電子商務於二零零六年六月三十日的資產淨值後釐定。該代價較聯華電子商務18.18%股本權益應佔聯華電子商務於二零零六年六月三十日的經審核資產淨值溢價約38.6%。聯華超市應於完成日向上實聯合悉數以現金支付代價。

2. 世紀聯華轉讓協議

日期

二零零六年八月二十一日

訂約方

(1) 上實聯合商務；及

(2) 聯華超市。

將予出售之資產

上實聯合商務同意向聯華超市轉讓世紀聯華22.21%股本權益，即上實聯合商務持有之世紀聯華全部權益。

代價

聯華超市就世紀聯華權益轉讓應付予上實聯合商務之代價人民幣26,900,000元（相當於約25,865,000港元）乃根據世紀聯華於二零零六年六月三十日的資產淨值計算。該代價較世紀聯華22.21%股本權益應佔世紀聯華於二零零六年六月三十日的經審核資產淨值溢價約0.07%。聯華超市應於完成日向上實聯合商務悉數以現金支付代價。

先決條件

世紀聯華權益轉讓應於達成下列各項始可作實：

(i) 聯華超市股東於股東大會上通過世紀聯華轉讓協議以及該協議項下擬進行之交易的決議案；

(ii) 世紀聯華董事會及股東通過世紀聯華轉讓協議；

(iii) 完成世紀聯華權益轉讓所需之所有文件（包括但不限於合資合同、世紀聯華公司章程的修訂及辦理更改股本權益登記之所有所需文件）得以簽立，同時就世紀聯華權益轉讓取得中國有關政府部門所需之批准；及

(iv) 上實聯合商務及聯華超市在世紀聯華轉讓協議項下作出之一切聲明及保證於世紀聯華轉讓協議日期及將於完成日期繼續為真實、準確和有效。



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

敬啟者：

須予披露交易

出售世紀聯華22.21%權益
及
出售聯華電子商務18.18%權益

1. 緒言

董事會於二零零六年八月二十一日公佈(i)本公司一家附屬公司上實聯合商務與聯華超市訂立有條件世紀聯華轉讓協議，據此，上實聯合商務同意向聯華超市轉讓世紀聯華22.21%股本權益，即上實聯合商務持有之世紀聯華全部權益，有關條款及條件列於世紀聯華轉讓協議；及(ii)本公司一家附屬公司上實聯合與聯華超市訂立有條件聯華電子商務轉讓協議，據此，上實聯合同意向聯華超市轉讓聯華電子商務18.18%股本權益，即上實聯合持有之聯華電子商務全部權益，有關條款及條件列於聯華電子商務轉讓協議。根據上市規則第14.06條，權益轉讓構成本公司之須予披露交易。根據上市規則之規定，本公司須刊發本通函以向股東提供有關權益轉讓之進一步資料，以及提供有關本公司之其他資料。

「上實集團」	上海實業(集團)有限公司，一家於香港註冊成立的有限責任公司
「SIIC Capital」	SIIC Capital (B.V.I.) Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司
「上實崇明開發」	SIIC CM Development Ltd.(上海實業崇明開發建設有限公司)，一家根據英屬維爾京群島法律成立的有限責任公司
「上實聯合商務」	上海實業聯合集團商務網絡發展有限公司，一家根據中國法律成立的有限公司，由上實聯合擁有72.62%股權，以及由上實聯合的附屬公司上海華瑞投資有限公司擁有27.38%股權
「上實聯合」	上海實業聯合集團股份有限公司，一家根據中國法律成立的股份有限公司，為本公司一家附屬公司，並於上海證券交易所A股市場上市(證券代碼：600607)
「STC」	Shanghai Industrial Investment Treasury Co. Ltd.，一家根據英屬維爾京群島法律成立的有限公司
「聯交所」	香港聯合交易所有限公司
「轉讓協議」	世紀聯華轉讓協議及聯華電子商務轉讓協議
「港元」	香港法定貨幣港元
「人民幣」	中國法定貨幣人民幣

於本通函內，在中國成立之公司及中國政府機關之英文名稱為其正式中文名稱之英文譯名。倘出現歧異，概以中文名稱為準。

就本通函而言，在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣1.04元，惟僅供參考説明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其它日期，按任何特定匯率兑換任何款項。

「香港」	中國香港特別行政區
「獨立第三方」	獨立於及與本公司或其任何附屬公司之任何董事、主要行政人員或主要股東及彼等各自之聯繫人士概無關連之各方
「最後實際可行日期」	二零零六年九月六日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「聯華電子商務」	聯華電子商務有限公司，一家根據中國法律成立的有限公司，由上實聯合持有18.18%股權及由聯華超市持有39.09%股權
「聯華電子商務權益轉讓」	根據聯華電子商務轉讓協議條款由上實聯合將聯華電子商務18.18%股本權益轉讓予聯華超市
「聯華電子商務轉讓協議」	上實聯合與聯華超市於二零零六年八月二十一日就上實聯合將聯華電子商務18.18%股本權益轉讓予聯華超市而訂立的有條件協議
「聯華超市」	聯華超市股份有限公司，一家於中國註冊成立的股份有限責任公司，其H股在聯交所主板上市(股份代號：980)，而上實聯合商務擁有其已發行股本總額的21.17%
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載的上市公司董事進行證券交易的標準守則
「中國」	中華人民共和國
「證券及期貨條例」	香港法例第571章證券及期貨條例
「股東」	本公司股本中股份的持有人
「上海投資」	Shanghai Investment Holdings Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「董事會」	本公司董事會
「世紀聯華」	上海世紀聯華超市發展有限公司，一家根據中國法律成立的有限公司，由上實聯合商務持有22.21%股權、由聯華超市持有55.70%股權及由杭州聯華持有22.09%
「世紀聯華權益轉讓」	根據世紀聯華轉讓協議條款由上實聯合商務將世紀聯華22.21%股本權益轉讓予聯華超市
「世紀聯華轉讓協議」	上實聯合商務與聯華超市於二零零六年八月二十一日就上實聯合商務將世紀聯華22.21%股本權益轉讓予聯華超市而訂立的有條件協議
「本公司」	上海實業控股有限公司，於香港註冊成立的有限公司，其股份於聯交所主板上市
「完成」	世紀聯華權益轉讓及／或聯華電子商務權益轉讓根據世紀聯華權益轉讓協議及／或聯華電子商務權益轉讓協議(視情況而定)的條款完成
「完成日」	世紀聯華權益轉讓協議及／或聯華電子商務權益轉讓協議(視情況而定)所載的所有條件達成或獲豁免後第三個營業日(或訂約方書面商定的其他日期)
「董事」	本公司董事
「權益轉讓」	世紀聯華權益轉讓及聯華電子商務權益轉讓
「本集團」	本公司及其附屬公司
「杭州聯華」	杭州聯華華商集團有限公司(聯華超市的附屬公司)，一家根據中國法律成立的有限公司

目　錄

頁次

釋義 1

董事會函件

1. 緒言 4
2. 世紀聯華轉讓協議 5
3. 聯華電子商務轉讓協議 6
4. 所得款項用途 7
5. 完成前後的企業架構 8
6. 有關世紀聯華的資料 8
7. 有關聯華電子商務的資料 9
8. 權益轉讓的理由與效益 10
9. 對本集團的財務影響 11
10. 一般事項 11
11. 其他資料 11

附錄 — 一般資料 12

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


SIIC

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

須予披露交易

出售世紀聯華22.21%權益
及
出售聯華電子商務18.18%權益

上海實業控股有限公司董事會就出售世紀聯華22.21%權益及出售聯華電子商務18.18%權益而發出之函件載於本通函第4頁至第11頁。

二零零六年九月十一日